Exhibit 99.1

FOR IMMEDIATE RELEASE

DragonWave Inc. Announces $1.79 Million Registered Offering

Ottawa, Canada, 3/15/17 - DragonWave Inc. (TSX/NASDAQ: DRWI) a leading global supplier of packet microwave radio systems for mobile and access networks, today announced it is raising approximately US$1.79 million in gross proceeds in an at-the-market registered direct offering and a concurrent private placement to institutional investors in the United States.

The Company is selling approximately 1,193,332 Common Shares in the registered direct offering. Concurrently in a private placement, the Company is issuing warrants to purchase approximately 596,666 Common Shares at an exercise price of US$1.50 per share, subject to certain standard adjustments, which warrants are not exercisable for six months and one day from issuance and will expire five and half years from the date of issuance. The price per common share and half of a warrant is $1.50.

Rodman & Renshaw, a unit of H.C. Wainwright & Co., LLC is acting as the exclusive placement agent for the registered direct offering and concurrent private placement. The closing of the registered direct offering and the concurrent private placement is expected to take place on or about March 17, 2017, subject to the satisfaction of customary closing conditions.

The net proceeds of the offering, before expenses, will be approximately US$1.6 million. The Company intends to use the net proceeds from the sale of shares in the registered direct offering for general corporate purposes, which may include working capital, general and administrative expenses, capital expenditures and implementation of its strategic priorities. The Company expects that any exercise of the warrants will result in the cash proceeds from the exercise of such warrants being paid to the Company.

The Common Shares described above are being sold in the United States pursuant to registration statement on Form F-3, including the accompanying base prospectus forming a part thereof, previously filed with, and declared effective by, the Securities and Exchange Commission (the “SEC”). Copies of the final prospectus supplement and accompanying base prospectus relating to this Offering may be obtained from Rodman & Renshaw, a unit of H.C. Wainwright & Co., LLC, at placements@hcwco.com or by accessing the SEC’s website, http://www.sec.gov. The warrants are being offered in a private placement under Section 4(a)(2) under the Securities Act of 1933 (the “Securities Act”), and Rule 506(b) promulgated thereunder and have not been registered under the Securities Act. In connection with the offering, the Company intends to rely on the exemptions in Section 602.1 of the Toronto Stock Exchange Company Manual with respect to the rules applicable to private placements and unlisted warrants.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

About DragonWave

DragonWave® is a leading provider of high-capacity packet microwave solutions that drive next-generation IP networks. DragonWave’s carrier-grade point-to-point packet microwave systems transmit broadband voice, video and data, enabling service providers, government agencies, enterprises and other organizations to meet their increasing bandwidth requirements rapidly and affordably. The principal application of DragonWave’s products is wireless network backhaul, including a range of products ideally suited to support the emergence of underlying small cell networks. Additional solutions include leased line replacement, last mile fiber extension and enterprise networks. DragonWave’s corporate headquarters is located in Ottawa, Ontario, with sales locations in Europe, Asia, the Middle East and North America. For more information, visit http://www.dragonwaveinc.com.

Forward-Looking Statements

Certain statements in this release constitute forward-looking statements within the meaning of applicable securities laws. Forward-looking statements include statements relating to the closing of registered direct offering and concurrent private placement of the Company’s securities and the anticipated use of proceeds. These statements are subject to certain assumptions, risks and uncertainties, including market conditions and other conditions that affect whether and when the offering may be completed, including obtaining the necessary regulatory approvals, and the Company’s ability to maintain an effective shelf registration statement in the United States. Readers are cautioned not to place undue reliance on such statements. These statements are provided to assist external stakeholders in understanding DragonWave’s expectations as of the date of this release and may not be appropriate for other purposes. Actual results, performance, achievements or developments of DragonWave may differ materially from the results, performance, achievements or developments expressed or implied by such statements.

Risk factors, in addition to those detailed above, that may cause the actual results, performance, achievements or developments of DragonWave to differ materially from the results, performance, achievements or developments expressed or implied by such statements can be found in the Company’s registration statement on Form F-3 filed with the SEC on March 7, 2016, and the documents incorporated therein by reference, and in the final prospectus supplement relating to the Offering, and in other public documents filed by DragonWave with Canadian and United States securities regulatory authorities, which are available at www.sedar.com and www.sec.gov, respectively.

DragonWave assumes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by law.

Media Contact:	Investor Contact:
Nadine Kittle	Patrick Houston
Marketing Communications	CFO
DragonWave Inc.	DragonWave Inc.
nkittle@dragonwaveinc.com	pallen@dragonwaveinc.com
Tel: +1-613-599-9991 ext 2262	Tel: +1-613-599-9991 2278